[SRZ LETTERHEAD]




Writer's Direct Number                                  Writer's E-mail Address
(212) 756-2131                                             george.silfen@srz.com





                                 June 16, 2010


VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549-0505
Attention:  John Grzeskiewicz

             Re: Old Mutual Emerging Managers Fund, L.L.C.
                 Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-159687 and 811-21898)

            On behalf of Old Mutual Emerging Managers Fund, L.L.C. (the "Fund"), transmitted for filing with the Securities and Exchange Commission (the "Commission") is Post-Effective Amendment No. 1 to the Fund's Registration Statement on Form N-2 (the "Registration Statement"). We are filing the Registration Statement with the Commission for the sole purpose of updating certain financial and other information contained therein. As a result, the Registration Statement is substantially similar to Pre-Effective Amendment No. 1 to the Fund's Registration Statement, which was declared effective by the Commission on July 28, 2009. Accordingly, we respectfully request expedited review of the Registration Statement by the staff of the Commission so as to allow the effectiveness of the Registration Statement on or about July 12, 2010.

            If you have any questions or comments, please call me at
(212)756-2131.

                                    Very truly yours,



                                    /s/ George M. Silfen, Esq.
                                    --------------------------
                                    George M. Silfen, Esq.

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